Value Line Funds

7 Times Square, Suite 1606

New York, New York 10036-6524

September 9, 2019

Via Edgar Correspondence

Mr. David Manion

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Maniond@SEC.gov

Re: Value Line Mutual Funds

Dear Mr. Manion:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Peter Lowenstein, Emily Washington, Michael Wagner and Anthony Frazia on September 3, 2019, relating to the N-CSR and N-CEN filings of certain Value Line Mutual Funds (the “Funds”) for the fiscal year ended December 31, 2018.

For the staff’s convenience, its comments are restated below followed by the response of the Funds.

Comment 1.

The Funds filed an amended Certified Shareholders Report Form N-CSR on March 25, 2019, to include the signature of PricewaterhouseCoopers, LLP, the Funds’ Independent Registered Public Accounting Firm. Please confirm that no other changes were made.

Response 1.

Confirmed.

Comment 2.

In the future, please include an explanatory note in any amended filing noting the changes being made.

Response 2.

An explanatory note will be included in any future amended filing noting the changes being made.

Comment 3.

The officers’ certifications that were included in the Amended Reports filed on March 25, 2019, were out of date. Please file another amendment to include updated certifications with an explanatory note that no other changes are being made.

Response 3.

Amendments were filed on September 4, 2019, with an appropriate explanatory note.

Comment 4.

The auditor’s internal control report needs to be filed with the Funds’ Annual Reports on Form N-CEN.

Response 4.

Amendments to Form N-CEN including the auditor’s internal control report were filed on September 6,2019, with an appropriate explanatory note.

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We trust that these responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (212) 907-1850.

Very truly yours,

/s/ Peter D. Lowenstein

Legal Counsel to the Value Line Mutual Funds

cc:	Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.